Exhibit 99.1

ENZYMOTEC REPORTS RECORD 2013 THIRD QUARTER RESULTS

Quarterly net revenues increased 66.3% to $17.8 million
Net income increased 87.5% to $3.3 million
Successfully completed an IPO with net proceeds of $63.5 million

MIGDAL HA'EMEQ, Israel, November 11, 2013 - Enzymotec Ltd. (NasdaqGS: ENZY), reported today its financial results for the third quarter and nine months ended September 30, 2013.

Quarterly Financial Highlights Compared to the Same Quarter Last Year

•	Net revenues (equity method) increased 66.3% to $17.8 million
(Net revenues (proportionate method) increased by 72.2% to $22.5 million)
•	Gross margin increased 466 basis points from 43.7% to 48.4%
•	Net income increased 87.5% to $3.3 million
•	Adjusted EBITDA increased by 59.9% to $3.9 million*
(* Non-GAAP financial measures are reconciled in the tables below)
•	Operating cash flow of $1.7 million

“We are also pleased to report a very strong quarter, highlighted by record sales, cash flow and profitability,” commented Dr. Ariel Katz, President and Chief Executive Officer of Enzymotec.  “Our top line performance was driven by robust performance in both our Nutrition and VAYA Pharma segments, which grew 68.9% and 159.7% year-over-year, respectively.”

“We are very excited to have completed our initial public offering and listing on the NASDAQ Global Select Market,” added Dr. Katz. “We believe that our proprietary lipid-based technologies focused on consumer needs, solid reputation in the large and growing nutrition market, and our innovative product portfolio further enhance Enzymotec’s competitive strengths and position us for profitable growth as we move ahead over the next several years.”

Third Quarter Results

Based on the proportionate consolidation method, net revenues for the third quarter of 2013 increased 72.2% to $22.5 million from $13.1 million for the third quarter of 2012.  On a sequential basis, net revenues increased 28.1% from $17.5 million for the second quarter of 2013.

Based on the equity method of accounting, net revenues for the third quarter of 2013 increased 66.3% to $17.8 million from $10.7 million for the third quarter of 2012.  On a sequential basis, net revenues increased 19.3% from $14.9 million for the second quarter of 2013.

Gross margin for the third quarter of 2013 increased 466 basis points to 48.4% from 43.7% for the third quarter of 2012 primarily due to an increase in the volume of sales of the company’s higher margin products.

General and administrative expenses increased to $2.2 million from $0.7 million in the third quarter of 2012, and up from $1.3 million in the second quarter of 2013, primarily due to patent-related legal expenses.

Net income for the third quarter of 2013 increased 87.5% to $3.3 million, or $0.13 per diluted share, based on a weighted average of 4.9 million shares from $1.7 million, or $0.10 per diluted share, based on a weighted average of 3.5 million shares for the third quarter last year. On a sequential basis, net income increased 39.0% from $2.3 million for the second quarter of 2013.

Adjusted EBITDA for the third quarter of 2013 increased 59.9% to $3.9 million from adjusted EBITDA of $2.5 million for the third quarter of 2012. On a sequential basis, adjusted EBITDA was up 34.4% from $2.9 million in the second quarter of 2013. The reconciliation of adjusted EBITDA to GAAP net income is set forth below.

Below is segment information for the three months ended September 30, 2013 and September 30, 2012:

	Three months ended September 30, 2013
	Nutrition Segment(1)	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(2)	Consolidated Results of Operations
	(in thousands)
Net revenues	$21,274	$1,197	$22,471	$(4,717)	$17,754
Cost of revenues(3)	13,310	344	13,654	(4,493)	9,161
Gross profit(3)	7,964	853	8,817	(224)	8,593
Operating expenses(3)	3,759	1,517	5,276	-	5,276
Depreciation and amortization	353	32	385	-	385
Adjusted EBITDA(4)	$4,558	$(632)	$3,926	$(224)	$3,702
Depreciation and amortization					(385)
Share-based payment					(84)
Income from operations					$3,233
Financial expenses, net					(65)
Income before taxes on income					3,168
Taxes on income					(82)
Share in profits of equity investee					174
Net income					$3,260

	Three months ended September 30, 2012
	Nutrition Segment(1)	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(2)	Consolidated Results of Operations
	(in thousands)
Net revenues	$12,592	$461	$13,053	$(2,380)	$10,673
Cost of revenues(3)	7,818	108	7,926	(1,922)	6,004
Gross profit(3)	4,774	353	5,127	(458)	4,669
Operating expenses(3)	1,859	1,165	3,024	-	3,024
Depreciation and amortization	330	23	353	-	353
Adjusted EBITDA(4)	$3,245	$(789)	$2,456	$(458)	$1,998
Depreciation and amortization					(353)
Share-based payment					(59)
Income from operations					$1,586
Financial expenses, net					(152)
Income before taxes on income					1,434
Taxes on income					(29)
Share in profits of equity investee					334
Net income					$1,739
__________
(1)	Includes the results of operations of our 50% joint venture, Advanced Lipids AB, using the proportionate consolidation method.
(2)	Represents the change from proportionate consolidation to the equity method of accounting.
(3)	Includes depreciation and amortization, but excludes share-based payment.
(4)	Adjusted EBITDA is a non-GAAP financial measure.

Nine Month Results

For the nine months ended September 30, 2013, based on the proportionate consolidation method, net revenues increased 76.6% to $56.5 million from $32.0 million for the same period a year ago.

For the nine months ended September 30, 2013, based on the equity method of accounting, net revenues increased 77.2% to $46.5 million from $26.2 million for the same period a year ago.

For the nine months ended September 30, 2013, gross margin increased 216 basis points to 47.5% from 45.3% for the same period a year ago.

For the nine months ended September 30, 2013, general and administrative expenses increased to $4.6 million from $1.9 million for the same period a year ago, primarily due to patent-related legal expenses.

For the nine months ended September 30, 2013, net income was $8.0 million, or $0.34 per diluted share, based on a weighted average of 4.4 million shares, compared to net income of $2.6 million, or $0.16 per diluted share, based on a weighted average of 3.4 million shares for the same period a year ago, an increase of 207.7%.

For the nine months ended September 30, 2013, adjusted EBITDA was $9.8 million compared to adjusted EBITDA of $4.7 million for the same period in the prior year. The reconciliation of adjusted EBITDA to GAAP net income is set forth below.

Below is segment information for the nine months ended September 30, 2013 and September 30, 2012:

	Nine months ended September 30, 2013
	Nutrition Segment(1)	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(2)	Consolidated Results of Operations
	(in thousands)
Net revenues	$53,447	$3,093	$56,540	$(10,077)	$46,463
Cost of revenues(3)	33,208	899	34,107	(9,716)	24,391
Gross profit(3)	20,239	2,194	22,433	(361)	22,072
Operating expenses(3)	9,337	4,451	13,788	-	13,788
Depreciation and amortization	1,049	104	1,153	-	1,153
Adjusted EBITDA(4)	$11,951	$(2,153)	$9,798	$(361)	$9,437
Depreciation and amortization					(1,153)
Share-based payment					(222)
Income from operations					$8,062
Financial expenses, net					(169)
Income before taxes on income					7,893
Taxes on income					(224)
Share in profits of equity investee					281
Net income					$7,950

	Nine months ended September 30, 2012
	Nutrition Segment(1)	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(2)	Consolidated Results of Operations
	(in thousands)
Net revenues	$30,845	$1,170	$32,015	$(5,792)	$26,223
Cost of revenues(3)	19,114	389	19,503	(5,171)	14,332
Gross profit(3)	11,731	781	12,512	(621)	11,891
Operating expenses(3)	5,624	3,245	8,869	-	8,869
Depreciation and amortization	967	86	1,053	-	1,053
Adjusted EBITDA(4)	$7,074	$(2,378)	$4,696	$(621)	$4,075
Depreciation and amortization					(1,053)
Share based payment					(186)
Income from operations					$2,836
Financial expenses, net					(596)
Income before taxes on income					2,240
Taxes on income					(110)
Share in profits of equity investee					454
Net income					$2,584
__________
(1)	Includes the results of operations of our 50% joint venture, Advanced Lipids AB, using the proportionate consolidation method.
(2)	Represents the change from proportionate consolidation to the equity method of accounting.
(3)	Includes depreciation and amortization, but excludes share based payment.
(4)	Adjusted EBITDA is a non-GAAP financial measure.

Joint Venture Accounting

Under U.S. GAAP, the company is required to account for the results of operation of Advanced Lipids AB (AL), the company’s 50% owned joint venture, using the equity method, meaning that the company recognizes its share in the net results of AL as a share of profits of an equity investee. Accordingly, the revenues recognized from the arrangement are the amounts the company charges to its joint venture partner, or the company's direct costs of production plus its share of the joint venture's profits. For the three-month periods ended September 30, 2013 and 2012, sales of the company through this joint collaboration amounted to $4.6 million and $2.1 million, respectively, and for  the nine-month periods ended September 30, 2013 and 2012, sales of the company through this joint collaboration amounted to $11.1 million and $4.8 million, respectively.

To provide investors with a better understanding of the company’s performance and for purposes of segment reporting under U.S. GAAP, which requires presentation on the same basis provided to and utilized by management to analyze the relevant segment’s results of operations, the company accounts for the results of operations of AL using the proportionate consolidation method. The financial information included in the tables above under the heading “Nutrition segment” includes, inter alia, the results of operations of AL, using the proportionate consolidation method. Under the proportionate consolidation method, the company recognizes its proportionate share of the gross revenues of AL and records its proportionate share of the joint venture’s costs of production in its statement of operations.

Balance Sheet and Liquidity Data

As of September 30, 2013, Enzymotec had $11.1 million in cash and cash equivalents, $28.3 million in working capital and $4.4 million in debt. The Company also generated $1.7 million in cash from operating activities during the third quarter of 2013.

On October 2, 2013, the Company closed its initial public offering (IPO) in the United States and listing on the NASDAQ Global Select Market of 5,073,800 new ordinary shares. The public offering price was $14.00 per share. After deducting the underwriting discount and the offering expenses, the net proceeds from the offering amounted to $63.5 million. The number of shares offered included the underwriters’ option to purchase an additional 661,800 shares at the offering price that was exercised prior to closing.

Earnings per Share (EPS)

Upon the closing of the IPO, all warrants issued to the company’s former preferred shareholders were exercised and the underlying shares subsequently converted together with all other outstanding preferred shares into ordinary shares.  The following table details the number of ordinary shares outstanding following the closing of the IPO as of October 2, 2013:

Number of shares
Ordinary shares outstanding at September 30, 2013	3,167,304
Ordinary shares issued following the conversion of the preferred shares outstanding	12,905,312
Ordinary shares issued following the exercise of preferred share warrants and subsequent conversion	385,084
Ordinary shares issued in the public offering and overallotment	5,073,800
Total Ordinary shares outstanding at October 2, 2013	21,531,500

Conference Call Details

Enzymotec will host a conference call today at 8:30 a.m. eastern time to discuss its third quarter 2013 financial results. Listeners in North America may dial +1-646-2543366 and international listeners may dial +44(0)20-34271914 along with confirmation code 7681511 to access the live call. A telephonic playback will be available after the call through Monday, November 25, 2013. Participants in North America may dial +1-347-3669565 and international participants may dial +44(0)20-34270598 along with the confirmation code 7681511# to hear the playback.

The call will also be broadcast live over the Internet, hosted at the Investors section of Enzymotec's website at http://ir.enzymotec.com, and will be archived online within one hour of its completion through November 25, 2013.

Forward Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences the following risks:  a high proportion of the sales of our InFat product is sold to end users by a single company in China; we rely on our Swedish joint venture partner to manufacture InFat, and certain matters related to the joint venture are or, based on communications from our joint venture partner, are the subject of disagreement; our gross profits may be adversely affected if we are only able to obtain lower quality krill meal; our ability to obtain krill may be affected by conservation regulation or initiatives; we are dependent on a single facility that houses the majority of our operations; we may not be able to expand our production or processing capabilities or satisfy growing demand;  our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; we are subject to significant and increasing government regulations regarding the sale and marketing of our products; we may not be able to protect our proprietary technology or prevent its unauthorized use by third parties; we are currently subject to litigation, and in the future may become subject to additional litigation, regarding intellectual property rights; and other factors discussed under the heading "Risk Factors" in the Company's final prospectus for its initial public offering filed with the Securities and Exchange Commission on September 30, 2013. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The company develops, manufactures and markets innovative bio-functional lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP financial measure that the company defines as income from operations before depreciation and amortization, share based payments, interest and taxes.  The company has provided a reconciliation below of adjusted EBITDA to net income, the most directly comparable U.S. GAAP financial measure.

The company has included adjusted EBITDA in this press release because it is a key measure used by its management and board of directors to understand and evaluate its core operating performance and trends, to prepare and approve its annual budget and to develop short and long-term operational plans. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can, in the company's opinion, provide more meaningful period to period comparisons of its core business. Accordingly, the company believes that adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the company's management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the company's results as reported under U.S. GAAP as the excluded items may have significant effects on our operating results and financial condition.  When evaluating the company's performance, you should consider adjusted EBITDA alongside other financial performance measures, including cash flow metrics, net income, income (loss) from operations and the company's other U.S. GAAP results.

The following table presents a reconciliation of adjusted EBITDA to net income for each of the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(in thousands)
Reconciliation of adjusted EBITDA:
Adjusted EBITDA	$3,926	$2,456	$9,798	$4,696
Accounting for joint venture	(224)	(458)	(361)	(621)
Depreciation and amortization	(385)	(353)	(1,153)	(1,053)
Share based payments	(84)	(59)	(222)	(186)
Income from operations	3,233	1,586	8,062	2,836
Financial expenses, net	(65)	(152)	(169)	(596)
Income before taxes on income	3,168	1,434	7,893	2,240
Taxes on income	(82)	(29)	(224)	(110)
Share in profits of equity investee	174	334	281	454
Net income	$3,260	$1,739	$7,950	$2,584

Company Contact:
Oren Bryan
Chief Financial Officer
Enzymotec Ltd.
Phone: +972747177177
ir@enzymotec.com

Investor Contacts (US):
ICR, LLC
Katie Turner
6462771228
Katie.Turner@icrinc.com

John Mills
3109541105
John.Mills@icrinc.com

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
	U.S. dollars in thousands (except per share data)
NET REVENUES	$17,754	$10,673	$46,463	$26,223
COST OF REVENUES *	9,166	6,008	24,404	14,343
GROSS PROFIT	8,588	4,665	22,059	11,880

OPERATING EXPENSES:
Research and development – net *	1,445	1,169	4,382	3,414
Selling and marketing *	1,711	1,251	4,972	3,721
General and administrative *	2,199	659	4,643	1,909
T o t a l operating expenses	5,355	3,079	13,997	9,044
OPERATING INCOME	3,233	1,586	8,062	2,836
FINANCIAL EXPENSES – net	(65)	(152)	(169)	(596)
INCOME BEFORE TAXES ON INCOME	3,168	1,434	7,893	2,240
TAXES ON INCOME	(82)	(29)	(224)	(110)
SHARE IN PROFITS OF EQUITY INVESTEE	174	334	281	454
NET INCOME	$3,260	$1,739	$7,950	$2,584
OTHER COMPREHENSIVE INCOME:
Currency translation adjustments	21	30	9	27
Cash flow hedge	27	17	99	57
T o t a l comprehensive income	$3,308	$1,786	$8,058	$2,668
EARNINGS PER SHARE:
Basic	$0.20	$0.12	$0.50	$0.18
Diluted	$0.13	$0.10	$0.34	$0.16
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES:
Basic	3,011,244	2,996,624	3,010,703	2,996,624
Diluted	4,935,095	3,510,226	4,434,921	3,386,238

* The above items are inclusive of the following share based compensation expenses:

Cost of revenues	$5	$4	$13	$11
Research and development net	11	17	30	45
Selling and marketing	13	6	36	32
General and administrative	55	32	143	98
	$84	$59	$222	$186

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

	September 30,	December 31,
	2013	2012
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$11,143	$2,729
Accounts receivable:
Trade	15,511	11,204
Other	3,710	3,357
Inventories	12,722	9,359
T o t a l current assets	43,086	26,649
NONCURRENT ASSETS:
Investment in equity investee	597	307
Long-term deposits and other	163	170
Funds in respect of retirement benefits obligation	1,044	880
	1,804	1,357
PROPERTY, PLANT AND EQUIPMENT:
Cost	32,261	28,468
L e s s accumulated depreciation and amortization	6,623	5,504
	25,638	22,964
	$70,528	$50,970
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term loans and current maturity of long-term loans	$700	$1,700
Accounts payable and accruals:
Trade	9,769	6,764
Other	4,335	3,082
T o t a l current liabilities	14,804	11,546
NONCURRENT LIABILITIES:
Retirement benefits obligation	1,390	1,043
Long-term loans, net of current maturity	3,675	4,200
T o t a l long-term liabilities	5,065	5,243
T o t a l liabilities	19,869	16,789
SHAREHOLDERS' EQUITY:
Ordinary shares	8	8
A Preferred shares.	*	*
B Preferred shares	*	*
B1 Preferred shares	*	*
B2 Preferred shares	*	*
Additional paid-in capital	55,869	47,449
Accumulated other comprehensive loss	(139)	(247)
Accumulated deficit	(5,079)	(13,029)
T o t a l shareholders' equity	50,659	34,181
T o t a l liabilities and shareholders' equity	$70,528	$50,970

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

	Nine months ended
	September 30,
	2013	2012
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,950	$2,584
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	1,153	1,053
Change in inventories	(3,363)	(1,126)
Change in accounts receivable and other	(3,988)	(1,751)
Change in accounts payable and other	3,975	1,599
Share in profits of equity investee	(281)	(454)
Share based payment	222	186
Profit from sale of property, plant and equipment	(3)
Change in other noncurrent assets	7	(11)
Liability for employee rights upon retirement	298	101
Net cash provided by operating activities	5,970	2,181
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(3,448)	(997)
Proceeds from the sale of property, plant and equipment	6
Funds in respect of retirement benefits obligation	(115)	(48)
Net cash used in investing activities	(3,557)	(1,045)
CASH FLOWS FROM FINANCING ACTIVITIES:
Change in short-term loans	(1,000)	(4,000)
Repayment of long-term bank loan	(525)	(525)
Exercise of options by employees	8
Receipt on accounts of exercise of warrants	1,340
Public offering expenses	(672)
Issuance of equity and warrants	6,850	1,497
Net cash provided by(used in) financing activities	6,001	(3,028)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,414	(1,892)
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	2,729	4,787
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	$11,143	$2,895